The Chubb Corporation
15 Mountain View Road
Warren, NJ 07059
June 27, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Dear Mr. Rosenberg:
Reference is hereby made to your letter dated June 25, 2008 to Michael O’Reilly, Vice Chairman and Chief Financial Officer of The Chubb Corporation (“Chubb”), providing comments on Chubb’s Form 10-K for the Fiscal Year Ended December 31, 2007. Chubb will respond to the comments set forth in your letter as promptly as practicable and in any event no later than July 31, 2008.
If you have any questions, please feel free to contact me.
Very truly yours,
W. Andrew Macan
Vice President, Corporate Counsel & Secretary

cc:	Tabatha Akins (Securities and Exchange Commission)
Joel Parker (Securities and Exchange Commission)